United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



                         For the month of May 2002


                               ICICI Bank Limited
                (Translation of registrant's name into English)

                             4th floor, South Tower
                                 ICICI Towers,
                              Bandra-Kurla Complex
                             Mumbai, India 400 051
                    (Address of principal executive office)


    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F [X]          Form 40-F [_]


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
      Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange
                                  Act of 1934.

                        Yes [_]                    No [X]


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

                                Not applicable.

                               INDEX TO EXHIBITS

Item
----

1.   Summarised audited financial results for the year ended March 31, 2002.

2.   Press announcement by ICICI Bank Limited.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 3, 2002

                                          ICICI Bank Limited


                                          By: /s/ Nilesh Trivedi
                                             --------------------------
                                             Name:  Nilesh Trivedi
                                             Title: Assistant Company Secretary

                                                                         Item 1


                              [GRAPHIC] ICICI Bank

                           AUDITED FINANCIAL RESULTS
                       FOR THE YEAR ENDED MARCH 31, 2002


                            (Rupees in crores)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                    Year ended                Three months ended
Sr.                    Particulars under Indian GAAP                        --------------------------------------------------------
No.                                                                           March 31,      March 31,      March 31,     March 31,
                                                                                2002           2001           2002          2001
------------------------------------------------------------------------------------------------------------------------------------
  1.  Interest earned (a)+(b)+(c)+(d)                                          2151.93       1,242.13         677.34         369.13
      ------------------------------------------------------------------------------------------------------------------------------
      a)   Interest/discount on advances/bills                                  771.67         570.91         191.48         166.41
      ------------------------------------------------------------------------------------------------------------------------------
      b)   Income on investments                                               1233.80         555.73         437.51         176.15
      ------------------------------------------------------------------------------------------------------------------------------
      c)   Interest on balances with Reserve Bank of India and other
           interbank funds                                                      122.62         108.67          40.92          22.36
      ------------------------------------------------------------------------------------------------------------------------------
      d)   Others                                                                23.84           6.82           7.43           4.21
------------------------------------------------------------------------------------------------------------------------------------
  2.  Other Income                                                              574.66         220.34         174.82          99.83
      ------------------------------------------------------------------------------------------------------------------------------
      A) TOTAL INCOME (1) + (2)                                                2726.59       1,462.47         852.16         468.96
------------------------------------------------------------------------------------------------------------------------------------
  3.  Interest expended                                                        1558.92         837.67         533.18         243.55
      ------------------------------------------------------------------------------------------------------------------------------
  4.  Operating expenses (e) + (f)                                              622.58         334.63         181.91         121.91
      ------------------------------------------------------------------------------------------------------------------------------
      e)   Payments to and provisions for employees                             147.18          51.71          36.22          17.67
      ------------------------------------------------------------------------------------------------------------------------------
      f)   Other operating expenses                                             475.40         282.92         145.69         104.24
      ------------------------------------------------------------------------------------------------------------------------------
      B) TOTAL EXPENDITURE (3) + (4) (excluding provisions and contingencies)  2181.50       1,172.30         715.09         365.46
------------------------------------------------------------------------------------------------------------------------------------
  5.  OPERATING PROFIT (A-B) (Profit before provisions and contingencies)       545.09         290.17         137.07         103.50
------------------------------------------------------------------------------------------------------------------------------------
  6.  Other provision and contingencies                                         255.29          63.65         138.14          23.49
------------------------------------------------------------------------------------------------------------------------------------
  7.  Provision for taxes
------------------------------------------------------------------------------------------------------------------------------------
      a)   Current period tax                                                   121.83          65.42          37.09          29.61
      ------------------------------------------------------------------------------------------------------------------------------
      b)   Deferred tax adjustment                                              (90.33)                       (95.04)
      ------------------------------------------------------------------------------------------------------------------------------
  8.  Net profit (5-6-7)                                                        258.30         161.10          56.88          50.40
------------------------------------------------------------------------------------------------------------------------------------
  9.  Paid-up equity share capital                                              613.03         220.36         613.03         220.36
------------------------------------------------------------------------------------------------------------------------------------
 10.  Reserves excluding revaluation reserves                                  5635.54       1,092.26        5635.54       1,092.26
------------------------------------------------------------------------------------------------------------------------------------
 11.  Analytical ratios
      ------------------------------------------------------------------------------------------------------------------------------
      (i) Percentage of shares held by Government of India                          ..             ..             ..             ..
      ------------------------------------------------------------------------------------------------------------------------------
      (ii) Capital adequacy ratio                                                11.44%         11.57%         11.44%         11.57%
      ------------------------------------------------------------------------------------------------------------------------------
      (iii) Earnings per share for the relevant period (in Rs.)
            (basic and diluted)                                                  11.61           8.13           2.56           2.54
------------------------------------------------------------------------------------------------------------------------------------
 12.  Aggregate of non-promoter shareholding
      ------------------------------------------------------------------------------------------------------------------------------
      o   No. of shares                                                   61,30,30,904   11,68,16,231   61,30,30,904   11,68,16,231
      ------------------------------------------------------------------------------------------------------------------------------
      o   Percentage of shareholding                                            100.00          53.01         100.00          53.01
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                 (Rupees in crores)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                Year ended (audited)           Three months ended
                       Particulars under US GAAP                            --------------------------------------------------------
                                                                              March 31,      March 31,      March 31,     March 31,
                                                                                2002           2001           2002          2001
------------------------------------------------------------------------------------------------------------------------------------
Net Profit under Indian GAAP                                                   258.30         161.10          56.88          50.40
------------------------------------------------------------------------------------------------------------------------------------
Reconciliation items
------------------------------------------------------------------------------------------------------------------------------------
Profit of ICICI Ltd., ICICI-PFS and I-Caps accounted for
under Indian GAAP for 2 days                                                    (7.89)            ..          (7.89)            ..
------------------------------------------------------------------------------------------------------------------------------------
Deferred taxation                                                               21.44          44.21          10.44          24.46
------------------------------------------------------------------------------------------------------------------------------------
Loan impairment                                                                  9.40         (39.53)         14.18         (28.96)
------------------------------------------------------------------------------------------------------------------------------------
Mark to market impact on investments                                            (5.95)        (40.59)         (1.73)        (14.31)
------------------------------------------------------------------------------------------------------------------------------------
ADR issue expenditure charged to P & L A/c                                      10.19          10.47           2.29           2.54
------------------------------------------------------------------------------------------------------------------------------------
Premium amortisation on investments                                            (34.25)         (9.28)        (17.50)         (3.24)
------------------------------------------------------------------------------------------------------------------------------------
Amortisation of fair valuation                                                 (16.76)            ..          (7.61)            ..
------------------------------------------------------------------------------------------------------------------------------------
Depreciation on fixed assets                                                    (7.63)         (5.68)         (6.73)         (0.58)
------------------------------------------------------------------------------------------------------------------------------------
Amortisation of expenses                                                        (8.78)         15.18          (0.08)          3.48
------------------------------------------------------------------------------------------------------------------------------------
Others                                                                         (14.35)         (5.04)        (13.55)         (1.95)
------------------------------------------------------------------------------------------------------------------------------------
Profit under US GAAP                                                           203.72         130.84          28.70          31.84
------------------------------------------------------------------------------------------------------------------------------------
The above financial results have been taken on record by the Board of Directors of the Bank at its meeting held on May 3, 2002.

Place: Mumbai                 Kalpana Morparia
Date:  May 3, 2002            Executive Director


Segment information in accordance with the Accounting Standard on Segment Reporting (AS17) of ICICI Bank Limited and its Subsidiaries

(Rupees in crores)
--------------------------------------------------------------------------------
                                                                    Year ended
                   Particulars                                    March 31, 2002
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1.  Segmental revenue
      --------------------------------------------------------------------------
      a.   Retail                                                      1484.99
      --------------------------------------------------------------------------
      b.   Corporate                                                   1382.59
      --------------------------------------------------------------------------
      c.   Treasury and Corporate Office                                755.09
      --------------------------------------------------------------------------
      d.   Others                                                        53.43
--------------------------------------------------------------------------------
      TOTAL                                                            3676.10
--------------------------------------------------------------------------------
      Less: Inter segment revenue                                       943.20
--------------------------------------------------------------------------------
      Income from operations                                           2732.90
--------------------------------------------------------------------------------
  2.  Segment results
      (Profit before tax)
      --------------------------------------------------------------------------
      a.   Retail                                                        75.97
      --------------------------------------------------------------------------
      b.   Corporate                                                     76.04
      --------------------------------------------------------------------------
      c.   Treasury and Corporate Office                                127.90
      --------------------------------------------------------------------------
      d.   Others                                                         9.59
      --------------------------------------------------------------------------
      TOTAL PROFIT BEFORE TAX                                           289.50
--------------------------------------------------------------------------------
  3.  Capital employed (i.e. Segment
      Assets - Segment Liabilities)
      (excluding inter-segmental funds
      lent and borrowed)
      --------------------------------------------------------------------------
      a.   Retail                                                    (11035.28)
      --------------------------------------------------------------------------
      b.   Corporate                                                   (826.81)
      --------------------------------------------------------------------------
      c.   Treasury and Corporate Office                              13173.88
      --------------------------------------------------------------------------
      d.   Others                                                      4184.95
--------------------------------------------------------------------------------
      TOTAL                                                            5496.74
--------------------------------------------------------------------------------

Notes

1. ICICI Limited with its subsidiaries, ICICI-PFS Limited and ICICI Capital Services Limited was amalgamated with the Bank w.e.f. March 30, 2002 in terms of the Scheme of Amalgamation sanctioned by the Reserve Bank of India vide their letter dated April 26, 2002 and the above results include the results of the merged entity from that date.

2.   Provision for taxes has been arrived as per Accounting Standard-22.

3. In addition to AS-22, the Bank adopted accounting standards on segment reporting, related party disclosures, income taxes and earning per share which became mandatory for accounting periods commencing on or after April 1, 2001.

4. Net non-performing assets to customer assets is 4.7% (Previous year 1.4%) including non-performing assets of ICICI Limited at fair value.

5. The Scheme of Amalgamation provides for transfer of shares held by ICICI Limited in the Bank amounting to 16.54% of the paid-up equity share capital to a Trust prior to their disposal. This is not treated as promoter holding for disclosure in item 12.

6. Previous period figures have been regrouped/reclassified where necessary to conform to current period classification.


ICICI BANK LIMITED
Registered Office: Landmark, Race Course Circle, Alkapuri, Vadodara - 390 007 Corporate Office: ICICI Towers, 4th Floor, South Tower, Bandra-Kurla Complex, Bandra (East), Mumbai 400 051.
Web site: http://www.icicibank.com
Electronic mail: info@icicibank.com

                                                                         Item 2

[GRAPHIC OMITTED]                                            ICICI Bank Limited
                                                              ICICI Bank Towers
                                                           Bandra Kurla Complex
                                                                 Mumbai 400 051



News Release                                                        May 3, 2002

     Performance Review - Year ended March 31, 2002

     With the completion of all requirements for the merger of ICICI Limited (NYSE: IC) and two of its wholly-owned subsidiaries with ICICI Bank Limited (NYSE: IBN), the combined entity came into existence with effect from May 3, 2002. The Appointed Date for the merger however continues to remain March 30, 2002 as provided for in the Scheme of Amalgamation.

     The reconstituted Board of Directors of ICICI Bank at its meeting held at Mumbai today approved the audited accounts of the merged entity for the year ended March 31, 2002 (FY2002). The Board also approved the audited consolidated accounts under Indian GAAP and the audited US GAAP financial statements for FY2002.

     The combined entity has emerged as the largest private sector bank in the country marking a new era in Indian banking, adding considerable strength to the Indian financial system. The significant features of the combined entity are:

o A highly diversified asset base - With a balance sheet size of over Rs. 104,000 crore, it has 34% in cash and Government of India securities, short-term corporate finance loans of 23%, retail loans of 8% (including operations of ICICI Home Finance Company Limited) and long-term project finance loans of 23%. The balance assets consist of investments of 5% and other miscellaneous assets.

o By adopting the purchase method of accounting, based on the fair valuation of the loan portfolio by Deloitte Haskins & Sells and marking-to-market of the equity and related investment portfolio, ICICI Bank has written down assets of ICICI to the extent of Rs. 3,780 crore. This amount has been utilised as follows:

o    Marking-to-market ICICI's equity and related investments by Rs. 925 crore;

     o Creating additional provisions in respect of ICICI's non-performing loans to the extent of Rs. 902 crore, increasing the coverage (provisions and write-offs against NPLs as a percentage of gross
          NPLs) to 63% on ICICI's NPLs, and reducing the NPL ratio to below 5.0%, at 4.7% for the merged entity; and

     o Creating additional provisions to the extent of Rs. 1,953 crore to provide for any future impairment of ICICI's legacy assets. As a result of this additional cushioning, the general provision against ICICI's performing loans stands increased to 4.5% against the regulatory requirement of 0.25%.

     o The Bank has a network of over 400 branches and the largest connected ATM network of over 1,000 ATMs in the country offering anytime, anywhere banking. In addition, it has over 120 retail centers across more than 75 geographic locations.

     o    The Bank has deposit customer accounts of 5.0 million, in addition to
          5.0 million bondholder accounts.

     o The Bank continues to enjoy a capital adequacy ratio of 11.44% (Tier-1 of 7.47%) as against the regulatory requirement of 9%.

     Since October 2001, when the merger decision was taken, the Bank has added about Rs. 15,000 crore of deposits, which accounts for a market share of 20% in incremental deposits in the banking system, creating a sound base for the future growth of the Bank. As a part of the merger exercise, ICICI Bank initiated the process of selling down its assets, which created a new market for securitised paper in the country.

     Earnings

     ICICI Bank's profit after tax as per the audited unconsolidated Indian GAAP increased by 60.2% to Rs. 258 crore in FY2002 from Rs. 161 crore in the previous year. As the merger has come into effect only on March 30, 2002, ICICI Bank's profit of Rs. 258 crore for FY2002 includes only two days profit of ICICI and its merging subsidiaries, amounting to about Rs. 8 crore. The profit of FY2002 for the Bank is therefore largely comparable to FY2001. Net interest income increased 46.7% to Rs. 593 crore from Rs. 404 crore, and core fee income increased 65.5% to Rs. 283 crore from Rs. 171 crore. The average cost of deposits declined to 7.3% in FY2002 from 7.8% in FY 2001.

     The profit for the quarter ended March 31, 2002 (Q4-FY2002) was Rs. 57 crore compared to Rs. 50 crore in the corresponding quarter last year. The profit for Q4-FY2002 has been affected due to higher deposit mobilisation and substantial addition to the SLR portfolio to meet the reserve requirements of the merged entity. However, the core fee income for Q4-FY2002 increased by 62.3% as compared to the corresponding quarter in the previous year.

     Dividend

     In view of the substantial interim dividend of Rs. 2.00 per share declared in January 2002, the Board of ICICI Bank while approving the audited accounts decided not to recommend any further dividend for the year.

     US GAAP Accounts

     Under US GAAP, business combinations must be accounted for in the accounting period in which they are consummated and not in a previous accounting period, other than in exceptional circumstances. The date of merger for accounting purposes under US GAAP would therefore be April 1, 2002 and not March 30, 2002, as sanction of the High Court of Bombay and approval of RBI were received in April 2002. Accordingly, ICICI Bank's US GAAP accounts for FY2002 do not reflect the results of operations, assets and liabilities of ICICI, ICICI PFS and ICICI Capital, or of subsidiaries of ICICI that have now become subsidiaries of ICICI Bank.

     ICICI Bank's net income increased 55.7% to Rs. 204 crore in FY2002 from Rs. 131 crore in FY2001. Net interest income increased 43.0% to Rs. 572 crore in FY2002 from Rs. 400 crore in FY2001.

     Record Date

     The Board of Directors has fixed June 7, 2002 as the Record Date for the purpose of issue of equity shares to the equity shareholders of ICICI. ICICI Bank will issue ICICI Bank equity shares and ADRs respectively to equity shareholders and ADR holders of ICICI after the Record Date. Trading in equity shares of ICICI on the Indian stock exchanges will cease from a date prior to the Record Date, to be notified by the Stock Exchanges. Trading in ICICI's American Depository Receipts (ADRs) on the New York Stock Exchange (NYSE) has ceased from May 3, 2002, the Effective Date of the merger, and ICICI Bank ADRs to be issued in exchange for ICICI ADRs are trading on "when issued" basis. The term "when issued" indicates that the ADRs have been authorised for issuance but not actually issued. All transactions on "when issued" basis are settled only when the securities are issued.

     ICICI Limited - Results for FY2002

     Proforma Unconsolidated Indian GAAP Accounts

     While ICICI's results for FY2002 on a standalone basis are not required to be disclosed consequent to completion of its merger with ICICI Bank with March 30, 2002 as the Appointed Date, proforma unconsolidated results under Indian GAAP are being presented in accordance with best practices in disclosure and to facilitate analysis by our stakeholders. The profit before additional provisions and tax was Rs. 1,332 crore for FY2002 as compared to Rs. 1,390 crore for FY2001. The decline in profit before additional provisions and tax in FY2002 was essentially as a result of the change in business plan arising out of the merger. Additional provisions and other charges of Rs. 557 crore against loans and investments were recorded in ICICI's profit and loss account in FY2002. In FY2001, ICICI had made accelerated provisions of Rs. 813 crore over and above the provisions required by RBI guidelines. The profit after additional provisions and tax increased by 25% to Rs. 670 crore in FY2002 from Rs. 537 crore in FY2001.

     US GAAP Accounts

     As mentioned above, the date of merger for accounting purposes under US GAAP would be April 1, 2002. Further, under US GAAP, while ICICI Bank is the legal acquirer, ICICI would be the accounting acquirer as required by FAS-142.

     ICICI's net income for FY2002 was Rs. 136 crore (US$27.8 million) including Rs. 126 crore (US$ 25.8 million) on account of cumulative effect of change in accounting principle. Provisions for credit losses were Rs. 974 crore (US$ 199.4 million) reflecting charge-offs on impaired loans.

     Forward-Looking Statements

     Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', 'would', etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. The Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

     For press queries please call Madhvendra Das at 91-22-653 6124 or email at madhvendra.das@icicibank.com

     For investor queries please call Rakesh Jha at 91-22-653 8902 or Anindya Banerjee at 91-22-653 7131 or email at ir@icicibank.com